AMARC AND THOMPSON CREEK PROGRESS AT IKE ON POSITIVE RESULTS

August 2, 2016 – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) is pleased to announce that exploration work has commenced at the new IKE porphyry copper-molybdenum-silver discovery and surrounding district. Core drilling combined with regional geological, geochemical and geophysical surveys are now underway. Amarc is the current operator of the IKE Project in partnership with Thompson Creek Metals Company Inc. (“Thompson Creek”), which is funding $3 million of expenditures over 2016 to continue earning into the IKE Project.

Eighteen holes (10,437 metres) drilled at IKE in 2014/15 all intersected varying amounts of chalcopyrite and molybdenite mineralization over an increasingly broad area measuring 1,200 metres east-west by 1,000 metres north-south, and extending to depths of over 500 metres (see Amarc news release December 9, 2015). This major new BC porphyry copper discovery remains open to expansion in all lateral directions and to depth. Grades returned over long continuous drill intercepts compare favourably to the range of copper equivalent grades at active BC porphyry copper mines.

This year, a drill rig is at site to complete holes which will continue to outline the southern extension of the IKE deposit. In addition, the current program will test the previously undrilled IKE West deposit-target located 800 metres west of the IKE deposit (see Amarc Corporate Presentation at (www.amarcresources.com).

Exploration results from Amarc’s district-wide surveys completed in 2014/15, combined with historical fieldwork by previous operators and the tendency of porphyry deposits to cluster, indicate a number of important-scale porphyry deposit targets proximal to the IKE discovery. These targets have high potential to host additional bulk-tonnage porphyry copper (± gold ± molybdenum ± silver) mineralization. Currently, the first comprehensive geological mapping of the entire IKE district is being completed. In addition, talus geochemical sampling and Induced Polarization ground geophysical surveys are progressing over a number of compelling targets that sit outboard of IKE. These surveys will be fully integrated with all available Amarc and historical data with the goal of establishing additional high quality mineral deposit targets for drilling next year.

To efficiently advance the IKE porphyry copper discovery and surrounding district, Amarc has partnered with Thompson Creek (see Amarc news release February 29, 2016). Under that Agreement, Thompson Creek can earn an initial 30% interest in the IKE Project by funding $15 million of expenditures before December 31, 2019, of which $3 million was completed in 2015 and an additional $3 million has been committed for 2016. By completing the funding of an initial $5 million of expenditures, Thompson Creek has earned its first incremental 10% interest in the Project. After Thompson Creek earns a 30% interest, it may earn an additional 20% interest in the IKE Project, for a total of a 50% joint venture interest by among other things, completing a feasibility study.

With the IKE Project underway and Thompson Creek on board as a strong funding partner, Amarc is now assessing the acquisition of other porphyry copper properties in British Columbia with the goal of expanding the Company’s portfolio of high quality mineral projects.

About the IKE Project

The new IKE discovery is located 45 kilometres northwest of the historical mining communities of Gold Bridge and Bralorne, in south-central British Columbia (“BC”) near the heartland of the Province’s producing porphyry copper mines. Amarc’s discovery core drilling is located above tree line within a large and barren cirque. Although current access to the property is by helicopter, there is good infrastructure in the region. Mainline logging roads leading east from Gold Bridge are located 20 kilometres to the south of IKE. Power, railways and highways are all available in the area of Gold Bridge and the nearby town of Lillooet.

Amarc is fully committed to working constructively with governments and stakeholders towards the responsible development of the IKE Project, while contributing to the sustainable development of local communities. All work programs are planned to achieve high levels of environmental performance and local benefit, including providing opportunities for employment, contracting and training for local people. Amarc is committed to meaningful and constructive engagement with First Nations communities and has offered and remains open to establishing comprehensive and progressive agreements at IKE. The Company also works proactively to support government’s consultation duties to assist with timely and fair decision making (www.amarcresources.com).

About Amarc Resources Ltd.

Amarc is a British Columbia-based mineral exploration and development company with an experienced and successful management team that is focused on advancing the IKE Project, a major new porphyry copper-molybdenum discovery near the heartland of BC’s copper mining industry with proximity to mining infrastructure, power, rail and highways.

Amarc is associated with Hunter Dickinson Inc. (“HDI”) a diversified, global mining company with a 25 year history of porphyry discovery and development success. Previous and current HDI porphyry projects include some of BC’s and the world’s most important mineral resources, such as Pebble, Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Sisson, and Maggie. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects to provide superior returns to shareholders.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content of this release.

For further details on Amarc Resources Ltd., please visit the Company’s website or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Ronald W. Thiessen
Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.